Exhibit 99.1

Proposed issue of securities

Announcement Summary

Entity name

IMMURON LIMITED

Announcement Type

New announcement

Date of this announcement

Friday November 13, 2020

The Proposed issue is:

☑ A placement or other type of issue

Total number of +securities proposed to be issued for a placement or other type of issue

ASX +security code	+Security description	Maximum Number of +securities to be issued

IMC	ORDINARY FULLY PAID	2,737,500

Proposed +issue date

Friday November 13, 2020

Refer to next page for full details of the announcement

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Proposed issue of securities

Part 1 - Entity and announcement details

1.1 Name of +Entity

IMMURON LIMITED

We (the entity named above) give ASX the following information about a proposed issue of +securities and, if ASX agrees to +quote any of the +securities (including any rights) on a +deferred settlement basis, we agree to the matters set out in Appendix 3B of the ASX Listing Rules.

1.2 Registered Number Type	Registration Number
ABN	80063114045

1.3 ASX issuer code

IMC

1.4 The announcement is

☑ New announcement

1.5 Date of this announcement

Friday November 13, 2020

1.6 The Proposed issue is:

☑ A placement or other type of issue

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Proposed issue of securities

Part 7 - Details of proposed placement or other issue

Part 7A - Conditions

7A.1 - Are any of the following approvals required for the placement or other type of issue?

●	+Security holder approval

●	Court approval

●	Lodgement of court order with +ASIC

●	ACCC approval

●	FIRB approval

●	Another approval/condition external to the entity

☑ Yes

7A.1a Conditions

Approval/Condition	Date for determination	Is the date estimated or	** Approval
		actual?	received/condition met?
+Security holder approval	Thursday October 29, 2020	☑ Actual	Yes

Comments

Issue of shares to Directors in lieu of cash payments as per resolution 6A to 6E approved by shareholders at the Annual General Meeting of the Company held on 29th October 2020.

Part 7B - Issue details

Is the proposed security a ‘New class’ (+securities in a class that is not yet quoted or recorded by ASX) or an ‘Existing class’ (additional securities in a class that is already quoted or recorded by ASX)?	Will the proposed issue of this +security include an offer of attaching +securities? ☑ No
☑ Existing class

Details of +securities proposed to be issued

ASX +security code and description

IMC : ORDINARY FULLY PAID

Number of +securities proposed to be issued

2,737,500

Offer price details

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Proposed issue of securities

Are the +securities proposed to be issued being issued for a cash consideration?

☑ Yes

In what currency is the cash consideration being paid?	What is the issue price per +security?

AUD - Australian Dollar	AUD 0.08000

Will these +securities rank equally in all respects from their issue date with the existing issued +securities in that class?

☑ Yes

Part 7C - Timetable

7C.1 Proposed +issue date

Friday November 13, 2020

Part 7D - Listing Rule requirements

7D.1 Has the entity obtained, or is it obtaining, +security holder approval for the entire issue under listing rule 7.1?

☑ No

7D.1b Are any of the +securities proposed to be issued without +security holder approval using the entity’s 15% placement capacity under listing rule 7.1?

☑ No

7D.1c Are any of the +securities proposed to be issued without +security holder approval using the entity’s additional 10% placement capacity under listing rule 7.1A (if applicable)?

☑ No

7D.2 Is a party referred to in listing rule 10.11 participating in the proposed issue?

☑ Yes

7D.3 Will any of the +securities to be issued be +restricted securities for the purposes of the listing rules?
☑ No

7D.4 Will any of the +securities to be issued be subject to +voluntary escrow?

☑ No

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Proposed issue of securities

Part 7E - Fees and expenses

7E.1 Will there be a lead manager or broker to the proposed issue?

☑ No

7E.2 Is the proposed issue to be underwritten?

☑ No

7E.4 Details of any other material fees or costs to be incurred by the entity in connection with the proposed issue

N/A

Part 7F - Further Information

7F.01 The purpose(s) for which the entity is issuing the securities

Issue of shares to Directors in lieu of cash payments as per resolution 6A to 6E approved by shareholders at the Annual General Meeting of the Company held on 29th October 2020 (as previously announced on 27 April 2020).

7F.1 Will the entity be changing its dividend/distribution policy if the proposed issue proceeds?

☑ No

7F.2 Any other information the entity wishes to provide about the proposed issue

N/A

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